AMERICAFIRST QUANTITATIVE FUNDS

OPERATING EXPENSES LIMITATION

THIS OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the "Agreement") is effective as of the 31st day of October, 2019, and supersedes any prior agreement and amendments thereto, by and between AMERICAFIRST QUANTITATIVE FUNDS, a Delaware statutory trust (the "Trust"), on behalf of the AmericaFirst Monthly Risk-On Risk-Off Fund, AmericaFirst Income Fund, AmericaFirst Defensive Growth Fund, AmericaFirst Seasonal Rotation Fund, and AmericaFirst Large Cap Share Buyback Fund (each a "Fund" and together the "Funds"), each a series of the Trust, and AmericaFirst Capital Management, LLC (the "Advisor"), the advisor of the Funds.

RECITALS:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an investment management agreement or agreements between the Trust and the Advisor, as supplemented from time to time, (hereinafter "Advisory Agreement");

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Advisor;

WHEREAS, the Advisor desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits; and

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average daily net assets for the month, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a "Fund Reimbursement Payment").

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor's investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) legal fees; (vii) specialized pricing services and (viii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Advisor).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive in future years on a rolling three year basis (i.e. within three fiscal years following the period in which a waiver or reimbursement was made), reimbursement of any Fund Reimbursement Payments paid by the Advisor pursuant to this Agreement, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A. Such rights shall survive a change in control of the Advisor.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least October 31, 2020, unless sooner terminated as provided in Paragraph 9 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board”), on behalf of a Fund, upon written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A if the Advisory Agreement for a Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement's termination for the respective Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, with effect all on the day and year first above written.

AMERICAFIRST QUANTITATIVE FUNDS	AMERICAFIRST CAPITAL MANAGEMENT, LLC
on behalf of the Funds listed on Appendix A hereto
By: /s/______________ Name: Rick Gonsalves Title: President	By: /s/______________ Name: Rick Gonsalves Title: Managing Member

Appendix A

Fund	Class	Operating Expense Limit
Defensive Growth	A	2.45%
	U	2.95%
	I	1.94%
Income	A	2.20%
	U	2.70%
	I	1.40%
Monthly Risk-On Risk-Off	A	2.45%
	U	2.95%
	I	1.20%
Seasonal Rotation	A	2.45%
	U	2.95%
	I	1.50%
Large Cap Share Buyback	A	1.75%
	U	2.50%
	I	1.50%

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